June 13, 2007
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Alkermes, Inc.
Form 10-K for the Year Ended March 31, 2006
Filed June 14, 2006
File No. 001-14131
Dear Mr. Rosenberg:
     This letter is being furnished in response to a telephone call on June 12, 2007 from Ms. Kei Ino, Staff Accountant at the United States Securities and Exchange Commission (the “Commission”), concerning the Company’s response letter dated June 8, 2007 with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2006 (the “2006 Form 10-K”). Pursuant to that conversation, while Ms. Ino indicated that the staff of the Commission (the “Staff”) had no further questions and no objections to the Company’s accounting Ms. Ino also indicated that the Staff felt more expansive disclosures regarding the matters the Company has discussed were warranted. The response set forth below outlines the proposed disclosures to be included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2007 (the "the 2007 Form 10-K") with respect to the Company’s collaboration with Cephalon, Inc. (“Cephalon”). The Company has highlighted all changes in disclosure as compared to the disclosures found in the 2006 Form 10-K, and the disclosures highlighted in bold specifically address the comments discussed with Ms. Ino.
     The amended disclosures will be made, as appropriate, in the following sections of the 2007 Form 10-K: (i) Item 1. Business, within the Collaborative Arrangements section; (ii) Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; (iii) Note 2 to the consolidated financial statements, within Critical Accounting Policies; and (iv) Note 12 to the consolidated financial statements, Collaborative Arrangements.
Form 10-K — March 31, 2006
Financial Statements
Revenue Recognition, page F-7
Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement with Cephalon, page F-7
Proposed disclosures:

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

Collaborative Arrangements
Cephalon
     In June 2005, we entered into a license and collaboration agreement and supply agreement with Cephalon (together the “Agreements”) to jointly develop, manufacture and commercialize extended-release forms of naltrexone, including VIVITROL (the “product” or “products”~~“Products”~~), in the U.S. ~~(“the Agreements”).~~ Under the terms of the Agreements, we provided Cephalon with a co-exclusive license to use and sell the product in the U.S. and a non-exclusive license to manufacture the product under certain circumstances, with the ability to sublicense. We were responsible for obtaining marketing approval for VIVITROL in the U.S. for the treatment of alcohol dependence, which we received from the FDA in April 2006, and for completing the first VIVITROL manufacturing line. The companies share responsibility for additional development of the products, which may include continuation of clinical trials, performance of new clinical trials, the development of new indications for the products and work to improve the manufacturing process and increase manufacturing yields.~~Weand were also responsible for obtaining marketing approval for VIVITROL in the U.S. for the treatment of alcohol dependence, which we received from the FDA in April 2006.~~ We and ~~have formed a joint commercialization team with~~ Cephalon~~, and the companies~~ also share responsibility for developing the commercial strategy for the p~~P~~roducts. Cephalon has primary responsibility for the commercialization, including distribution and marketing, of the p~~P~~roducts in the U.S., and we support this effort with a team of managers of market development. The managers of market development facilitate the sale of VIVITROL in the market and are also responsible for selling VIVITROL directly to various U.S. Department of Veterans Affairs and Department of Defense facilities. We have the option to staff our own field sales force in addition to our managers of market development at the time of the first sales force expansion, should one occur. We have ~~also formed a joint supply team with Cephalon, and we have~~ primary responsibility for the manufacture of the p~~P~~roducts.
     In June 2005, Cephalon made a nonrefundable payment of $160.0 million to us upon signing the Agreements. In April 2006, Cephalon made a second nonrefundable payment of $110.0 million to us upon FDA approval of VIVITROL. Cephalon will make additional nonrefundable milestone payments to us of up to $220.0 million if calendar year net sales of the p~~P~~roducts exceed certain agreed-upon sales levels. ~~Cephalon will records net sales from the pProducts in the U.S.~~ Under the terms of the Agreements, we are responsible to pay~~for~~ the first $124.6~~0.0~~ million of net losses incurred on VIVITROL (~~“Product Losses”)~~ through December 31, 2007 (~~.~~ the “cumulative net loss cap”). These net ~~P~~product l~~L~~osses ~~specifically~~ exclude development costs incurred by us to obtain FDA approval of VIVITROL and costs to complete the first manufacturing line, both of which were our sole ~~are solely~~ responsibility ~~le for~~. If these net p ~~P~~roduct l ~~L~~osses exceed the cumulative net loss cap~~$120.0 million~~ through December 31, 2007, Cephalon is responsible to pay~~for paying~~ all net p~~P~~roduct l~~L~~osses in excess of the cumulative net loss cap~~$120.0 million~~ during this period. If VIVITROL is profitable through December 31, 2007, net profits will be divided ~~shared equally~~ between us and Cephalon in approximately equal shares. After December 31, 2007, all net profits and losses earned on VIVITROL will be divided between us and Cephalon in approximately equal shares.~~shared equally between us and Cephalon.~~

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

      In October 2006, we and Cephalon entered into binding amendments to the license and collaboration agreement and the supply agreement (the “Amendments”). Under the Amendments, the parties agreed that Cephalon would purchase from us two VIVITROL manufacturing lines (and related equipment) under construction, which will continue to be operated at our manufacturing facility. Cephalon also agreed to be responsible for its own losses related to the products during the period August 1, 2006 through December 31, 2006. In December 2006, we received a $4.6 million payment from Cephalon as reimbursement for certain costs incurred by us prior to October 2006, which we had charged to the collaboration and that were related to the construction of the VIVITROL manufacturing lines. These costs consisted primarily of internal or temporary employee time, billed at negotiated full-time equivalent (“FTE”) rates. We and Cephalon agreed to increase the cumulative net loss cap from $120.0 million to $124.6 million to account for this reimbursement. During the fiscal year ended March 31, 2007, we billed Cephalon $21.6 million for the sale of the two VIVITROL manufacturing lines, and we will bill Cephalon for future costs we incur related to the construction of the manufacturing lines. Beginning in October 2006, all FTE-related costs we incur that are reimbursable by Cephalon and related to the construction and validation of the two VIVITROL manufacturing lines are recorded as research and development revenue as incurred. Cephalon has granted us an option, exercisable after two years, to repurchase the two VIVITROL manufacturing lines at the then-current net book value of the assets. Because we continue to operate and maintain the equipment and intend to do so for the foreseeable future, the payments made by Cephalon for the assets have been treated as additional consideration under the Agreements. The assets remain on our books.
     The Agreements and Amendments are in effect until the later of: (i) the expiration of certain patent rights; or (ii) fifteen (15) years from the date of the first commercial sale of the p~~P~~roducts in the U.S. Cephalon has the right to terminate the Agreements at any time by providing 180 days’ prior written notice to us, subject to certain continuing rights and obligations between the parties. The supply agreement terminates upon termination or expiration of the license and collaboration agreement or the later expiration of our obligations pursuant to the Agreements to continue to supply p~~P~~roducts to Cephalon. In addition, either party may terminate the license and collaboration agreement upon a material breach by the other party which is not cured within 90 days’ written notice of material breach or, in certain circumstances, a 30 day extension of that period, and either party may terminate the supply agreement upon a material breach by the other party which is not cured within 180 days’ written notice of material breach or, in certain circumstances, a 30 day extension of that period.
Critical Accounting Policies
Multiple Element Arrangements
     When a collaborative arrangement contains more than one revenue generating element, we allocate revenue between the elements based on each element’s relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value on a stand-alone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

determined based upon objective and reliable evidence, which includes terms negotiated between us and our collaborative partners.
Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement (together, the “Agreements”) with Cephalon
     Our revenue recognition policy related to the Agreements complies with the SEC’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” and Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) for multiple element revenue arrangements entered into or materially amended after June 30, 2003. For purposes of revenue recognition, the deliverables under these Agreements are generally separated into three units of accounting: (i) net~~shared profits and~~  losses on the products~~sustained-release forms of naltrexone, including VIVITROL (the “Products”)~~; (ii) manufacturing of the p~~P~~roducts; and (iii) the product license~~development and licenses for the Products~~.
     Under the terms of the Agreements, we are responsible for the first $120.0~~0.0~~ million of net ~~net~~ product losses ~~incurred on VIVITROL (“Product Losses”)~~ through December 31, 2007, which increased pursuant to the Amendments (see below) to $124.6 million (the “cumulative net loss cap”).The net product losses exclude development costs incurred by us to obtain FDA approval of VIVITROL and costs incurred by us to complete the first VIVITROL manufacturing line, both of which were our sole responsibility.  If net p~~cumulative P~~roduct l~~L~~osses exceed the cumulative net loss cap ~~$120.0 million~~ through December 31, 2007, Cephalon is~~will be~~   responsible to pay~~for paying~~ all net p~~P~~roduct l ~~L~~osses in excess of the cumulative net loss cap ~~$120.0 million d~~during this period. If VIVITROL is profitable through December 31, 2007, net profits will be divided between us and Cephalon in approximately equal shares~~shared equally between us and Cephalon~~. After December 31, 2007, all net ~~net~~ profits and losses earned on the products~~VIVITROL~~  will be divided between us and Cephalon in approximately equal shares.~~shared equally between us and Cephalon.~~ Cumulative net product losses since inception of the Agreements through March 31, 2007 were $119.3 million.
     Cephalon records net sales from the products in the U.S. We and Cephalon reconcile the costs incurred in the period by each party to develop, commercialize and manufacture the p~~P~~roducts~~, excluding certain development and registration costs for VIVITROL for the initial indication of alcohol dependence (the “Initial Indication”) and the completion of the first manufacturing line, to be paid solely by us,~~ against revenues earned on the p ~~P~~roducts in the period, to determine net profits or losses on the products in the period~~VIVITROL~~. To the extent that the cash earned or expended by either of the parties exceeds or is less than its proportional share of net profit or loss for the period, the parties settle by delivering cash such that the net cash earned or expended equals each party’s proportional share. The cash flow between the companies related to our share of net profits or ~~and~~ losses is reco rded~~gnized~~ in the period in which it was made ~~earned or incurred by the collaboration  and is recorded~~ under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss).
     The costs incurred by us and Cephalon with respect to the development and commercialization of the products, and which are charged into the collaboration,

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

include employee time, which is billed to the collaboration at negotiated full-time equivalent (“FTE”) rates, and external expenses incurred by the parties with respect to the products. FTE rates vary depending on the nature of the activity performed (such as development and sales) and are intended to approximate our actual costs. Cost of goods manufactured related to the products is based on a fully burdened manufacturing cost, determined in accordance with U.S. GAAP.
     The nonrefundable payments of $160.0 million and $110.0 million we received from Cephalon in June 2005 and April 2006, respectively, and the $4.6 million payment we received from Cephalon in December 2006, pursuant to the Amendments (see below), ~~nonrefundable milestone payment of $110.0 million we received from Cephalon in April 2006 upon FDA approval of VIVITROL,~~ have been deemed to be arrangement consideration in accordance with EITF 00-21. This arrangement consideration is recognized as milestone revenue across the three accounting units referred to above. The allocation of the arrangement consideration to each of the accounting units was based initially on the fair value of each unit as determined at the date the consideration was received. Of the initial $160.0 million non-refundable payment received from Cephalon upon signing the Agreements, we have allocated $139.8 million to the accounting unit “net losses on the products”, comprising the $120.0 million of net product losses for which we are responsible and the $19.8 million of expenses we incurred in attaining FDA approval of VIVITROL and completing the first manufacturing line. The remaining $20.2 million of the $160.0 million payment was allocated to the accounting unit “product license”. Of the $110.0 million non-refundable payment received from Cephalon on VIVITROL approval, we allocated $77.8 million to the accounting unit “manufacturing of the products” and applied the remaining $32.2 million to the accounting unit “product license”. The $4.6 million payment received from Cephalon pursuant to the Amendments, has been allocated to the accounting unit “net losses on the products”. The ~~of the Agreements, however, the~~ fair values of the accounting units are reviewed periodically and adjusted, as appropriate. The above ~~nonrefundable~~ payments ~~are~~were, ~~and will be,~~ recorded in the consolidated balance sheets under the captions “Unearned milestone revenue — current portion” and “Unearned milestone revenue — long-term portion” prior to being earned. The classification between the current and long-term portions is based on our best estimate of whether the milestone revenue will be recognized during or after the 12-month period following the reporting period, respectively.
     In October 2006, we and Cephalon entered into binding amendments to the license and collaboration agreement and the supply agreement (the “Amendments”). Under the Amendments, the parties agreed that Cephalon would purchase from us two VIVITROL manufacturing lines (and related equipment) under construction. Amounts we received from Cephalon for the sale of the two VIVITROL manufacturing lines were recorded under the caption “Deferred revenue — long-term portion” in the consolidated balance sheets and will be recorded as revenue over the depreciable life of the assets in amounts equal to the related asset depreciation once the assets are placed in service. Future purchases of physical assets by Cephalon will be accounted for in a similar way. Beginning October 2006, all full-time equivalent (“FTE”) related costs we incur that are reimbursable by Cephalon related to the construction and validation of the two additional VIVITROL manufacturing lines are recorded as research and development revenue as incurred. In December 2006, we received a $4.6 million payment from Cephalon as reimbursement for certain costs incurred by us prior

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

to October 2006, which we had charged to the collaboration and that were related to the construction of the VIVITROL manufacturing lines. These costs consisted primarily of internal or temporary employee time, billed at negotiated FTE rates. We and Cephalon agreed to increase the cumulative net loss cap from $120.0 million to $124.6 million to account for this reimbursement.
     Manufacturing Revenues Related to the Cephalon Agreements
     Under the terms of the Agreements, we are responsible for the manufacture of clinical and commercial supplies of the products~~sustained-release forms of naltrexone, including VIVITROL,~~ for sale in the U.S. Under the terms of the Agreements, we will bill Cephalon at cost for finished ~~commercial~~  product shipped to them. We ~~will~~ record this manufacturing revenue under the caption “Manufacturing revenues” in the consolidated statements of operations and comprehensive income (loss). An amount equal to this manufacturing revenue will be recorded as cost of goods manufactured in the consolidated statements of operations and comprehensive income (loss). M~~No m~~anufacturing revenue and~~or~~ cost of goods manufactured related to the products~~VIVITROL~~ were~~as~~ recorded for the first time in the ~~in the consolidated statements of operations and comprehensive income (loss) in the~~ year~~s~~ ended March 31, 2007, as we began shipping VIVITROL to Cephalon. ~~6, 2005 and 2004.~~
     The amount of the arrangement consideration allocated to the accounting unit “manufacturing of the p~~P~~roducts” is based on the estimated fair value of manufacturing profit to be earned over the expected ten year life of VIVITROL ~~the Products , not to exceed the total arrangement consideration we receive from Cephalon, less the amount first allocated to the accounting unit “shared profits and losses on the Products”~~ . Manufacturing profit is ~~initially~~ estimated at 10% of the forecasted cost of goods manufactured over the expected life of VIVITROL. This profit margin was determined by reference to margins on other products we produce for partners, an analysis of margins enjoyed by other pharmaceutical contract manufacturers and other available data. The forecast of units to be manufactured was negotiated between us and Cephalon. Our obligation to manufacture VIVITROL is limited to volumes that we are capable of supplying at our manufacturing facility, and the units to be manufactured in the forecast are in line with, and do not exceed, this maximum anticipated capacity. We estimate the fair value of this accounting unit to be $77.8 million and this amount was allocated out of the $110.0 million in consideration received from Cephalon upon FDA approval of VIVITROL.~~.~~  We record~~will recognize~~ the earned portion of the arrangement consideration allocated to this accounting unit to revenue in proportion to the units of finished ~~product~~ VIVITROL shipped during the reporting period, to the total expected units of finished ~~product~~ VIVITROL to be shipped over the expected life of VIVITROL. ~~The estimate of expected units shipped will be adjusted periodically, as necessary, whenever events or changes in circumstances indicate that supply assumptions have changed significantly. Adjustments to the accrual schedule for this milestone revenue that result from changed supply assumptions are recognized prospectively over the remaining expected life of the Products.~~ This milestone revenue is~~will be~~ recorded under the caption “Manufacturing revenues” in the consolidated statements of operations and comprehensive income (loss). M~~No m~~ilestone revenue in the amount of $1.5 million  was recorded for this accounting unit for the first time in the year ended March 31, 2007, as we began shipping VIVITROL to Cephalon. ~~in the consolidated statements of operations and comprehensive income (loss) during the years ended March 31, 2006, 2005 and 2004.~~

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

   Net Collaborative Profit Related to the Agreements with Cephalon
     The amount of the arrangement consideration allocated to the accounting unit “ net losses ~~shared profits and losses~~ on the p~~P~~roducts” represents our best estimate of the net p~~P~~roduct l~~L~~osses that we are responsible for through December 31, 2007, plus ~~an estimate of~~ those development costs ~~to be~~ incurred by us to attain~~in the period preceding~~ FDA approval of VIVITROL and to complete the first manufacturing line, both of~~for~~ which ~~we~~ were~~are~~ our sole~~ly~~ responsibility~~le~~. We estimate the fair value of this accounting unit to be approximately~~is loss to be approximately~~   $144.4~~37.0~~ million and this amount was allocated out of the $160.0 million in consideration we received from Cephalon upon signing the Agreements. We record~~gnize~~ the earned portion of the arrangement consideration allocated to this accounting unit to revenue in ~~through~~ the period that we are responsible for p~~P~~roduct l~~L~~osses, being the period ending December 31, 2007. This milestone revenue directly offsets our expenses incurred on VIVITROL and Cephalon’s net losses on  ~~the products~~ VIVITROL and  ~~VIVITROL. This milestone revenue~~  is recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). During the years ended March 31, 2007~~6~~, 2006~~5~~ and 2005~~4~~, we recorded $78.8 million,  $60.5 million, ~~$0~~ and $0, respectively, of revenue related to~~for~~ this accounting unit. ~~in the consolidated statements of operations and comprehensive income (loss).~~In addition, because a portion of these amounts relate to cash returned to Cephalon as reimbursement for its net losses, those payments are netted against the milestone revenue recorded. During the years ended March 31, 2007, 2006 and 2005, those payments to Cephalon were $47.0 million, $21.2 million and $0, respectively, resulting in net revenue related to this accounting unit of $31.8 million, $39.3 million, and $0, respectively
     Under the terms of the Agreements, we granted Cephalon a co-exclusive license to our patents and know-how necessary to use, sell, offer for sale and import the p~~P~~roducts for all current and future indications in the U.S. ~~On a combined basis, the development and license deliverables under the Agreements have value to us on a stand-alone basis. That is, under the terms of the Agreements, the additional development activities that we perform for the Initial Indication of VIVITROL will result in a marketable product that has value in the market place.~~ The~~Accordingly, the amount of the~~ arrangement consideration allocated to the product license ~~accounting unit “development and licenses for the Products”~~ is based on the residual method of allocation as outlined in EITF 00-21, because fair value evidence exists separately for the undelivered obligations ~~other two units of accounting~~  under the Agreements. The ~~but not on a combined basis with this accounting unit. Consequently,~~   arrangement consideration allocated to this accounting unit ~~will~~ equals the total arrangement consideration received from Cephalon less the fair value of the manufacturing obligations and the net losses on VIVITROL~~the products. amounts allocated to the other two accounting units.~~ We estimate the fair value of this accounting unit to be approximately $52.4 million of the $274.6 million in total consideration we ~~received~~.have received to date. We record~~gnize~~ the earned portion of the~~is~~ arrangement consideration allocated to the product license to revenue on a straight-line basis over the expected life of VIVITROL, being ten years. This ~~milestone~~ revenue is~~will be~~ recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). We began to recognize m~~No m~~ilestone revenue related to ~~was recorded for~~ this accounting unit upon FDA approval of VIVITROL in April 2006. During the year ended March 31, 2007, we recorded $5.1 million of revenue related to this accounting unit.

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

     ~~in the consolidated statements of operations and comprehensive income (loss) during the years ended March 31, 2006, 2005 and 2004.~~
     ~~Under the terms of the Agreements, we reimburse Cephalon for the net losses they incur on VIVITROL, provided these net losses, together with our VIVITROL -related collaboration expenses, do not exceed $120.0 million through December 31, 2007. This reimbursement is recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). Once VIVITROL becomes profitable, Cephalon will reimburse us for our product-related expenses together with our share of the net profits, and this reimbursement will be recorded under the caption “Net collaborative profit” in the consolidated statements of operations and comprehensive income (loss). During the years ended March 31, 2006, 2005 and 2004, we paid Cephalon $21.2 million, $0 and $0, respectively, as reimbursement for the net losses they incurred on VIVITROL.~~
     If there are significant changes in our~~the~~ estimates of the fair value of an accounting unit, we would ~~will~~ reallocate the arrangement consideration to the accounting units based on the revised fair values. This revision would be~~will be~~ recognized prospectively in the consolidated statements of operations and comprehensive income (loss) over the remaining terms of the affected accounting units.
     Under the terms of the Agreements, Cephalon will pay us up to $220 million in nonrefundable milestone payments if calendar year net sales of the p~~P~~roducts exceed certain agreed-upon sales levels. Under current accounting guidance, we expect to recognize these milestone payments in the period earned, under the caption “Net collaborative profit” in the consolidated statement of operations and comprehensive income (loss).

Securities and Exchange Commission
Mr. Jim B. Rosenberg
June 13, 2007

* * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the attention of the Staff and looks forward to working with the Staff to address any remaining questions in a timely manner to permit the Company to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2007 by the deadline of June 14, 2007.
Sincerely,

/s/ James M. Frates

James M. Frates
Senior Vice President, Chief Financial Officer and Treasurer